

HF FINANCIAL CORP.

2010 Summary Annual Report

Community. Driven. Banking.


HOME FEDERAL
BANK
7 days a

The mission of Home Federal Bank is to help make our customers' financial dreams come true. From personal banking, wealth management, home loans, and business and ag banking, the trusted advisors at Home Federal help bring focused and prudent financial solutions to customers. It's something our employees know, feel and deliver every day: community-driven banking.

$1.3 Billion in Assets



Diluted Earnings Per Common Share Growth
$2.00
$1.50
$1.00
$.50
$0
$1.13
$1.33
$1.45
$1.61
$1.00
2006
2007
2008
2009
2010

Headquartered in Sioux Falls, S.D., HF Financial Corp. (HFFC), a unitary thrift holding company, was formed in November 1991 for the purpose of owning all of the outstanding stock of Home Federal Bank, its principal banking subsidiary. Home Federal Bank provides full-service consumer banking, business banking and wealth management, including an array of financial products and services, to meet the needs of its marketplace. Home Federal Bank has 33 branch offices in 19 communities, throughout eastern South Dakota and southwest Minnesota.

In fiscal 2010, HF Financial Corp. benefited from strong, consistent operating metrics, and reported its 18th consecutive year of positive earnings: $5.7 million, or $1.00 per diluted share in fiscal 2010, on 6.9 million shares outstanding. HFFC reported loan and deposit growth, strong capital, uninterrupted dividends, and consistent asset quality.

Financial highlights for the year included:

- 3.8 percent increase in net interest income over the prior year
- Net interest margin of 3.34 percent versus 3.32 percent in 2009 (expressed on fully taxable equivalent basis)
- Diluted EPS of $1.00 per common share at June 30, 2010, from $1.61 at June 30, 2009
- 6.5 percent increase in total assets, to $1.25 billion at June 30, 2010, from $1.18 billion at June 30, 2009
- 5.2 percent year-over-year loan growth without regard to planned indirect auto loan portfolio decline
- 17.0 percent increase in agriculture loans, to $270.6 million from $231.3 million a year ago
- 9.1 percent increase in deposit levels over the past year
- 16.9 percent increase in core earnings *(see page 26, "Core Business Operating Income," for the reconciliation to GAAP)*



Asset Growth (in millions)
$1,500
$1,200
$900
$600
$300
$0
$961
$1,002
$1,104
$1,177
$1,253
2006
2007
2008
2009
2010



Deposit Growth (in millions)
$1,000
$800
$600
$400
$200
$0
$769
$816
$784
$838
$914
2006
2007
2008
2009
2010

Abbreviated Financial Highlights:
(in thousands)

	2010	2009	2008	2007	2006
Interest and Dividend Income	$57,354	$60,688	$63,174	$61,874	$53,411
Interest Expense	20,681	25,359	33,298	36,240	27,762
Net Interest Income	36,673	35,329	29,876	25,634	25,649
Net Interest Income after Provision for Loan and Lease Losses	33,723	33,650	27,882	24,436	20,370
Noninterest Income	11,014	12,602	11,333	13,196	12,851
Noninterest Expense	36,036	34,566	30,606	29,605	26,499
Income Before Taxes	8,701	11,686	8,609	8,027	6,722
Net Income	5,745	7,816	5,843	5,383	4,508
Earnings Per Common Share (diluted)	$1.00	$1.61	$1.45	$1.33	$1.13

To Our Shareholders

Most established and successful companies remain true to their core operating principles. They generate consistent progress over time. They look forward to ensure continued growth for customers, employees and communities. And they consistently deliver value to shareholders.

At HF Financial Corp., our performance is rooted in our mission, vision and values, and ties directly to our banking philosophy. Through our subsidiary, Home Federal Bank, we believe that employees at each location best understand their customers. They determine what's best for their markets and make prudent decisions locally.

Put simply: We believe in community-driven banking. This philosophy has generated steady results, even during these challenging economic times. As we reflect on another solid year for HF Financial Corp., we view our time-tested strength in terms of opportunities: Expand customer relationships. Invest in our communities. Enter new markets. Streamline our processes. Improve an already great place to work.

As you'll see, our focus on community banking creates stability, generates value and gives us confidence for the future.*

We are not passively waiting for a full economic recovery. We are working to accelerate recovery in our markets. We're fortunate to live in a region that continues to avoid the effects of economic extremes. South Dakota's unemployment rate of 4.3 percent through July 2010** remains well below national averages. The economy is driven by diverse industries and services, combined with a healthy agricultural sector. Our 19 communities are appealing places to live and work; Sioux Falls, our headquarters, continues to thrive as a regional center.

At the same time, we're keenly aware of the uncertainties facing our customers, neighbors and communities. Our trusted advisors counsel business owners who cautiously and prudently, consider growth or expansion. We provide capital and participate in economic development. We assist individuals and families trying to save more and spend wisely. We join the financial conversation as our cities and region carefully plan for the future. We reach out to emerging markets to understand and serve their financial needs.

(continued on page 5)


18 Years of Consistent Cash Dividends
$.50
$.40
$.30
$.20
$.10
$0
$.11
$.14
$.16
$.18
$.20
$.23
$.31
$.33
$.35
$.36
$.38
$.39
$.40
$.41
$.42
$.43
$.45
$.45
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

* Note Forward Looking Statements on page 25.

** Source: SD Dept. of Labor, http://www.state.sd.us/applications/ld54lmicinfo/labor/LFLISTPUBM.ASP

Curtis L. Hage
Chairman, President & Chief Executive Officer,
HF Financial Corp.


1.2%
2.4%
1.0%
5.7%
8.3%
36.3%
14.1%
31.0%

2010 Total Loans and Leases

Commercial Business and Real Estate	36.3%
Agriculture	31.0%
Consumer Direct	14.1%
One-to-Four Family	8.3%
Multi-Family Real Estate	5.7%
Construction	2.4%
Equipment Finance Leases	1.2%
Consumer Indirect	1.0%


Ratio of Nonperforming Loans and Leases (as percentage of total)
1.5%
1.2%
0.9%
0.6%
0.3%
0%
0.46%
0.45%
0.39%
1.32%
0.92%
2006
2007
2008
2009
2010

We never minimize the real concerns of our customers, or the conflicting economic signs that emerge every day. When the headlines look grim, we remain decidedly forward-thinking and growth-oriented. Our performance in fiscal year 2010 reflects this opportunistic approach.

Our conviction in the future is possible because of our steady performance in fiscal 2010. With our rigorous lending practices, sound underwriting, and focus on banking fundamentals, we're in an excellent position to grow and thrive. Among the financial highlights in fiscal 2010:

- 18th consecutive year of positive earnings: $5.7 million, or $1.00 per diluted share
- 18 years of consistent cash dividends: $0.45 per share, yielding 4.5 percent at current market prices
- Return on average equity of 6.82 percent
- Return on average assets of 0.48 percent
- Nonperforming assets (NPAs) declined $3.4 million over the past year; levels are well below regional and national averages (NPAs/Total Assets totaled 0.73 percent)
- Risk-based capital to risk levels that exceed regulatory requirements (the risk-based capital ratio of 11.68 percent versus well-capitalized Regulatory level of 10.00 percent)
- Year-over-year loan growth and deposit growth

Our performance reflects the opportunities and signs of momentum we see in the markets we serve. We take advantage of quality lending opportunities and make quicker decisions through the authority of our local market managers.

Our team is experienced and well-connected, qualities that fuel our ongoing success.

Our business principles, beliefs and philosophy remain sound. The right products, delivery channels and friendly service create long-term, devoted customers and sustainable results. With comprehensive personal and business banking, agriculture banking, investment and wealth management services, we bring full financial solutions to customers in a manner that's familiar and trustworthy.

Our mission is to help our customers' financial dreams come true. It doesn't happen without the right team members. We continue to be an employer of choice, one that attracts and retains talented people who embrace our community banking philosophy. Every day, we see our employees' spirit of teamwork, accountability and integrity in action at work and in our communities.

Building on our strong foundation, we're prepared to grow and change. We see continued potential for growth in the current markets we serve. Expanding existing customer relationships and reaching out to prospects will always be a focus. Although all our markets offer opportunity, we're especially encouraged by our performance in communities such as Mitchell, Watertown, Yankton and Sioux Falls.

One of our competitive advantages is our convenience strategy, where we offer extended-hours banking seven days a week, including in-store branches located at numerous Hy-Vee grocery stores across the region and also a Wal-Mart Supercenter in Mitchell.


Return on Equity
10%
8%
6%
4%
2%
0%
8.23%
9.01%
9.12%
9.73%
6.82%
2006
2007
2008
2009
2010


Return on Assets
0.8%
0.7%
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0%
0.49%
0.55%
0.57%
0.68%
0.48%
2006
2007
2008
2009
2010


Stockholders' Equity
(in millions)
$100
$80
$60
$40
$20
$0
$56.1
$62.3
$64.2
$68.7
$94.4
2006
2007
2008
2009
2010


The Twin Cities market in Minnesota is a primary area of interest for our expansion plans.

Ahead, we're prepared to seek expansion opportunities beyond our existing footprint. In the first half of fiscal 2010, HF Financial Corp. offered common stock in an underwritten public offering. We sold 2.9 million shares of common stock, for net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses) of $20.7 million.

A significant portion of the net proceeds bolstered our capital reserves for lending activity in our current markets and expansion to other markets. In particular, the Twin Cities market in Minnesota is a primary area of interest. Located less than 250 miles from our headquarters in Sioux Falls, this vibrant metropolitan area offers expanded opportunities to bring our style of community banking to new communities.

We are well-positioned for the future. We're confident in the people of our region to forge ahead in times of challenge. We're hopeful for continued economic recovery despite the uncertainties. We're certain in our company strategies and practices. And we're convinced we have the right team in place to implement our plan and continue our long history of satisfied customers and shareholder value.

Now more than ever, community-driven banking is essential as we deliver outstanding service, offer a full range of financial services, create new growth opportunities and sustain our success. As always, thank you for your investment and the trust you place in HF Financial Corp.

Sincerely yours,

Curtis L. Hage
Chairman, President & Chief Executive Officer
HF Financial Corp.

Shareholder. Driven. Performance.

Surrounded by market volatility, increased regulation and economic uncertainties, our company and region remain uncommonly resilient. In fiscal 2010, HF Financial Corp. again delivered on our commitment to revenue growth and steady, shareholder-driven performance.

A strong balance sheet. A sound and growing loan portfolio. A growing base of deposits. In this economic and financial services climate, these signs of stability are increasingly rare and refreshing. At HF Financial Corp., we feel they reflect the strength of our region, the depth of experience that comes from 81 years of sound and stable banking practices, and the streamlined decision-making made in our local markets.

Our shareholder-driven focus, combined with our common-sense banking approach, brought steady and consistent results in fiscal 2010.

We made significant strides in our loan and lease portfolio. The ratio of nonperforming loans and leases to total loans and leases decreased to 0.92 percent, from 1.32 percent at the end of fiscal 2009. The improvement is largely tied to a single credit relationship that returned $4.0 million from nonperforming to performing status.

Our full-year provision for loan and lease losses totaled $3.0 million, compared to $1.7 million in 2009. This increase bolstered our overall allowance for loan and lease losses to $9.6 million, an increase of $1.1 million from the prior year. This improves our allowance for loans and leases to total loans to 1.07 percent, compared to 0.98 percent in 2009. We ended with net charge-offs of $1.8 million to the allowance for loan and lease losses. We believe the credit performance of our loan portfolio held up well again throughout fiscal 2010.

The strength of our balance sheet reflects the success of our community-driven approach. Loans and leases receivable at June 30, 2010, totaled $872.3 million, an increase of $21.0 million, or 2.5 percent, over last year. During fiscal 2010, agriculture loans increased $39.3 million, to $270.6 million.

Deposit growth was another highlight. As of June 30, 2010, deposits totaled $914.3 million, an increase of $76.4 million, or 9.1 percent, from the balance at June 30, 2009. The augmentation in deposits was driven by growth of in-market deposits, primarily through money market and checking account increases.

Net interest income of $36.7 million, was up $1.3 million, or 3.8 percent, over 2009; and fully taxable equivalent net interest margin was 3.34 percent, compared to 3.32 percent in fiscal 2009.

Our balance sheet growth in fiscal 2010 reflects our ongoing commitment to community-focused banking.



"Home Federal is a critical link to our success."

- Mike Adams
Adams Thermal Systems, Inc.
World-class manufacturer of engine cooling systems

Community-driven banking helped save a major community employer in Canton, SD. In 2003, Behr America planned to close its manufacturing operation, meaning 180 South Dakota residents would lose their jobs. Mike Adams, a Behr engineering manager, decided to buy the operating unit.

While seeking funding from banks big and small, Mike quickly discovered most banks were lukewarm about his idea, or they wanted outside investors involved.

Undaunted, Mike approached Home Federal. "Their attitude was, 'We believe in what the company is trying to do and we're going to move forward with you,'" he says. "Home Federal became the critical link to our growth."

Since then, Adams Thermal has grown its workforce to 475 people, expanded its plant four times, developed its operations internationally and increased sales 350 percent. "It's all really a result of the successful partnership we've had with Home Federal," Mike says.

"When your banker is embedded in your business, that helps us and Home Federal make decisions fast on big opportunities," he says. "Because of our close relationship we're able to move very quickly, sometimes in a matter of 24 hours. I really don't think that would have been possible with a larger bank."

Mike is proud to see what Adams Thermal has accomplished. "Business is about relationships. It's about people," he says. "And to see people here succeed, to see our customers happy, and to know that we are positively impacting our communities, gives us what we need to move forward – all because Home Federal believed in us."

Customer. Driven. Solutions.

Many banks say they're customer-focused. From the design of our customer programs to the hours we're open, we can prove it. We're known for our convenience, and remembered for our smart products and friendly service.

We ask the questions every day: Are we truly focusing on customers? Are we identifying and presenting the right products and services to fulfill their needs? Customers expect traditional banking products, but they increasingly demand programs, services and convenience tailored to them.

We're responding by reaching out to customers with shared interests and lifestyles. The Encore! program, focused on customers 50 years of age or better, is a shining example. Customers enjoy travel opportunities, financial seminars, identity theft recovery service and other perks. Due to the popularity of this initiative, we have realized a 74.9 percent increase in households taking part in our Encore! program compared to last fiscal year.

Many people are overwhelmed by the array of products available at most banks. Our core and popular Rewards Checking bundle combines popular account options with special rates and reduced fees. The package helps build customer loyalty, creates opportunities to expand existing relationships, and serves as an attractive offering when acquiring new customers. In fiscal year 2010, as some banks dealt with customer attrition, we actually saw core households grow by 5.7 percent.

We continually attract and retain customers with our convenience strategy. A centerpiece is our extended-hours, seven-day-a-week banking in Sioux Falls, Yankton, Watertown and Marshall Hy-Vee grocery store locations, along with a Wal-Mart Supercenter location in Mitchell. The customer-first convenience extends as well to our other services such as online banking, online bill payment, and online deposit, loan and mortgage application options.

Agricultural banking is a uniquely customer-focused business line driven by customized solutions and solid relationships. Our participation in the agricultural industry continues to grow, as evidenced by dedicated agricultural advisors in many markets and loan growth in fiscal 2010. Our loan portfolio has diversified into several agricultural enterprises including dairy and livestock operations, as well as grain production.

For business banking and home loans, customers are especially drawn to our community banking style. We're encouraged by healthy growth in commercial real estate lending experienced during fiscal 2010.

Our strong customer focus, combined with a true financial solutions mindset, sustains and builds our reputation as a customer-driven bank.



"Home Federal understands farming."

- Todd and Jill Swenson

In the increasingly complex and demanding business of farming, Jill and Todd Swenson appreciate having a bank that understands their needs.

Along with their three young children, Rain, Sierra and Sawyer, the Swensons live and farm in Wessington Springs, SD. They have been banking with Home Federal for years and count on the ag expertise and banking solutions their family and business need.

"The staff at Home Federal is very helpful and always available for us, whenever we need them," Jill says. The couple especially appreciates the Home Federal Ag Banking team.

Jill says Home Federal's ag bankers are "more personable, easier to talk to and have always offered great suggestions. They really understand our farm operation better than our previous bank did."

At Home Federal, ag bankers are truly dedicated to the industry. They frequently visit customers, tour farms and work to understand each customer, each family.

"They care more about the customer instead of being so business minded," Jill says. Most of all, "they listen," she adds. "If we have any issues, at any time, they are here for us. And they're just really easy to work with."

Motivated. Driven. Team.

Customers rely on our company's familiar, trusted team members. They're driven to serve customers, and we're driven to be an employer of choice.

Banks often speak of business lines, products or delivery channels, but customers ultimately evaluate our performance by the service they receive. Developing and rewarding the people of Home Federal remains crucial to our success.

At Home Federal, we're focused on becoming trusted advisors to customers. Our community-driven banking approach ties back to attaining that objective. When we earn it, everything else, such as products sold, referrals and other metrics, will follow.

Employees are drawn to our company's 81-year longevity, reputation and stability. As a result, few companies can match the depth and tenure of our staff.

We're guided by our vision and values, which mirror the core beliefs of our employees: Build long-term relationships. Exceed expectations. Solve customer needs. Care about customers and each other. Treat others with respect, integrity and fairness. Deliver superior service.

At Home Federal, motivation isn't contrived or manufactured. Our work ethic, spirit and customer-first approach reflect our region and its people. That's why we believe so firmly in community-driven banking.


Total Certificates of Deposit
(in millions)
$500
$400
$300
$200
$100
$0
$320.2
$363.4
$353.3
$422.3
$423.9
2006
2007
2008
2009
2010


Money Market Accounts (in millions)
$250
$200
$150
$100
$50
$0
$232.5
$212.5
$171.7
$145.2
$189.8
2006
2007
2008
2009
2010


Noninterest Bearing Accounts
(in millions)
$120
$100
$80
$60
$40
$20
$0
$84.8
$86.7
$90.6
$94.1
$117.1
2006
2007
2008
2009
2010



"I trust Home Federal."

- Anna Madsen

Anna Madsen's banking relationships at Home Federal are more about life than finances.

In 2004, Anna (upper left) was living in Germany with her husband, Bill, and their two children. That summer, Bill and three-year-old Karl were struck by a car as they crossed a street. Karl was severely injured. Sadly, Bill did not survive. Grief-stricken, Anna, whose family had already planned to move back to Sioux Falls, packed her belongings and brought Karl and her daughter, Else, back to the States.

After returning to Sioux Falls, Anna says the Trust advisors at Home Federal helped to ease the painful transition. "A trust fund is not a dollar bill, but a symbol of promise, safety, security and concern," she says. "My Trust advisors from Home Federal have been so thoughtful. They truly care about my family and future of my children."

Anna is now remarried and owns a consulting business in South Dakota. Home Federal, she says, has continued to be there. "They listen to me and my family and offer helpful advice on the investments that matter to us."

Her family is dedicated to making socially responsible investments, Anna says, and VP-Trust Manager Kristi Metzger (upper right) and Trust Portfolio Manager Cal Perleberg, provide ongoing guidance that supports their commitment. "Home Federal was the only institution willing to do the research, to mold our portfolio in a way that helps us make this world a better place," she says.

"I trust Home Federal…and if they can help others like they helped me, I'm happy to tell my story."

Growth. Driven. Markets.

Our branches are strategically located in thriving metropolitan areas and growing communities. We've built a steady presence in a steady region. We are also poised to bring our community-driven banking approach to new markets.

When customers face major life changes or financial adversity, they're naturally drawn to banks they trust.

Across the Home Federal landscape, we're regarded as the right bank – in the right locations – for daily financial needs and sensible, prudent guidance when it's needed most.

Customers still value brick-and-mortar locations as cornerstones in their communities. In recent years, we've built new branches in Watertown, Mitchell and Yankton, signs of the ongoing commitment to our markets. If customers live in a larger city, or they work or shop in a neighboring community, a convenient Home Federal location is nearby.

Although customers appreciate convenient locations when they need one, face-to-face interaction isn't always practical or likely. That's why we offer phone options with our In-Touch call center, staffed seven days a week. Customers can also choose online services such as web-based deposit, personal loans or home loan applications, and online banking and bill pay.

We'll always remain dedicated to our locations and communities. At the same time, as we build on our banking roots in South Dakota, we strategically plan to extend our style of banking to new cities and regions. As part of our growth strategy, we plan to enter the Twin Cities market. Located less than 250 miles from our Sioux Falls headquarters, this metropolitan area is a natural fit for expansion with significant population and similar values. We have capital available for this purpose, hired a Senior VP/President for the Twin Cities, and are actively evaluating opportunities in that region.

Our current and potential markets are central to our growth, always remaining true to the banking philosophy that has driven our company for 81 years.

Greater Sioux Falls, SD, Drives Growth

- For the seventh consecutive year, Sioux Falls has been rated #1 as a Forbes "Best Small Place for Business and Careers," based on cost of doing business, job growth, affordability and educational attainment.
- 11.1 percent five-year projected population growth in the Metropolitan Statistical Areas (MSA)
- Population growth exceeds South Dakota (4.3 percent) and U.S. (4.6 percent)
- Drives 80% of the state of South Dakota growth

Sources: City ranking from Forbes. FDIC, SNL Financial, U.S. Bureau of Economic Analysis, South Dakota Bureau of Finance and Management, U.S. Bureau of Labor Statistics, TransUnion and ESRI.



"I've had nothing but success with Home Federal."

- Julie Lyle

Julie Lyle wanted to buy a new home, but her hectic travel schedule as a national sales manager for Sioux Falls-based Sullivans made it difficult to visit a Home Federal branch.

In 2009, Michael Westberg, Senior VP/Corporate Strategy, suggested the QuickClick™ online home loan option. "I went online, filled out all my info and, maybe 5 or 10 minutes later, I was pre-approved," she says. "I wondered, 'Is it that easy?'"

Julie had "nothing but good luck" with the online application and has had similar experiences with Home Federal's online banking tools. When her previous bank wanted to charge her $5 a month for online banking, Julie thought, "I know there's got to be a bank that offers that service for free." She heard that Home Federal's online banking was free and easy to set up.

"I am very conscious of paying my bills on time," Julie says, "especially because traveling takes me out of town and I never want to miss a payment. With online banking, I stay organized with bill pay services, which allows me to use my money longer because I can specify when I want the payments to be made."

"I've had nothing but success with Home Federal," Julie says. "As life takes its course, I'm sure I'll take advantage of their other banking offers."

Hometown. Driven. Decisions.

Locally driven decisions are essential for a community-driven bank. Backed by the strength of regional financial services company HF Financial Corp., our banks and employees are active in their communities.

Whether it's advising a family, assisting a small business or rallying together for a greater community need, local decisions are key. Home Federal employees are in action every day, advancing our home towns and building a stronger bank.

At Home Federal, hometown-driven decisions take many forms. From a business perspective, they begin with a banking model that thrives on local input. Company-wide processes and standards guide decisions and preserve our balance sheet. At the same time, lending opportunities and community investments are largely driven by local market managers and team members who know what's best for their situation. They, in turn, become trusted financial advisors to customers.

We actively support community events and causes. Home Federal sponsored the Repair Affair, an annual outreach effort to improve accessibility in area homes. Home Federal employees and other community volunteers joined to install handrails, grabs, wheelchair ramps and related items in 15 homes across four communities.

In Watertown, we again served as event partner for the Redlin Art Center's outdoor community celebration. This free event attracted more than 15,000 people to the center's grounds on a summer evening.

Employees individually volunteer their time and talents, such as:

- A mortgage underwriter in Sioux Falls has taught Junior Achievement for more than 15 years.
- A business development officer in Watertown has been a school board member for 10 years and currently serves as chairman.
- A VP-market manager in Mitchell serves as vice president of the community's Chamber of Commerce board and prepares to become the president next year.
- A home loan specialist in Sioux Falls has been involved with the Sioux Empire Home Builders Association for over 26 years and currently serves as treasurer and associate national director for the state of South Dakota.

Our investments – in dollars, talents and time – demonstrate our loyalty to our communities. It all begins with hometown-driven decisions.


Agricultural Business and Real Estate Lending (in millions)
$300
$250
$200
$150
$100
$50
$0
$89.4
$116.7
$160.3
$231.3
$270.6
2006
2007
2008
2009
2010


Commercial Business and Real Estate Lending (in millions)
$350
$300
$250
$200
$150
$100
$50
$0
$247.6
$275.6
$303.4
$322.4
$316.4
2006
2007
2008
2009
2010



"Home Federal is like a neighbor."

- Harold and Helen Boer
Rosenbauer America

For Harold and Helen Boer, Home Federal's community-driven philosophy has led to a 36-year business banking relationship.

Harold is president of Rosenbauer America - Central States Division, an international company that produces a full line of fire trucks and apparatus in Lyons, SD. The company employs 230 people and builds hundreds of units annually.

In the 1970s, Harold and his wife, Helen, formed a small welding and vehicle refurbishment business in Lyons. As chief of the local fire department, Harold was asked to equip the station and build a fire truck. The couple soon formed Central States Fire Apparatus and began building equipment for other departments.

The Boers first managed their finances with a bank that was later acquired by Home Federal. After learning about Home Federal's community banking values, they remained loyal customers.

Home Federal has remained "very flexible," Harold says. "They provided the service and capacity we needed. There was no reason to look elsewhere for our business banking needs."

The Boers say it's important for them to work with a bank that makes local decisions. Harold says, "Our business is fast-paced. Working with Home Federal helps get us a quick response, which allows us to complete projects and hit deadlines." He added, "When you dial the number of large banks, you could get switched to an officer in another state. You don't know who you'll be talking to."

Home Federal, the Boers agree, is different. "They are like a neighbor."

Home Federal's Senior Leadership Team



Curtis L. Hage
Chairman, President & Chief Executive Officer, HF Financial Corp., and Chairman and Chief Executive Officer, Home Federal Bank



Darrel L. Posegate
Executive Vice President, Chief Financial Officer and Treasurer, HF Financial Corp., and President, Home Federal Bank



Brent R. Olthoff
Senior VP/Chief Financial Officer and Treasurer



Pamela F. Russo
Corporate Secretary



Stephen M. Bianchi
Senior VP/President - Twin Cities



David A. Brown
Senior VP/Community Banking



Jon M. Gadberry
Senior VP/Wealth Management



Mary F. Hitzemann
Senior VP/Human Resources



Becky N. Stritecky
VP/Compliance



Natalie A. Sundvold
Senior VP/Service and Support



Michael Westberg
Senior VP/Corporate Strategy



Mission

To be the leading financial services provider to businesses and individuals in the communities we serve. Simply stated, we make financial dreams come true!

Core Values

To care about our customers and associates.

To deliver superior service to our customers.

To always treat our customers, and each other, with respect, honesty, integrity and fairness.

To be an integral part of the communities we serve.

Vision

To totally focus on our customers and realize that they are the reason we are here.

To have empowered employees building long-term relationships by providing products and services that exceed our customers' expectations.

To be on the leading edge of change occurring in the financial services industry and to possess the needed technology to distribute products and services to our customers.

To seek every opportunity to solve our customers' needs by identifying and presenting the right products and services.

Reaching out to new markets.

In a commitment to the communities we serve, Home Federal supports a variety of events, including Festival Latino in Sioux Falls, SD. Home Federal sponsors Festival Latino to honor Hispanic Heritage Month, celebrate diversity with the area's growing Hispanic population and promote strong community ties.

Above: Announcing the event were (L-R) Curtis Hage – Chairman and CEO of Home Federal, Rick Rysavy – Vice President and Sioux Falls Market Manager for Home Federal Bank, Juan Bonilla – Personal Banker at Home Federal and President of the Spanish Speaking Community Association in Sioux Falls, and Mike Huether – Sioux Falls Mayor.

Strategically located in the US Heartland


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Aberdeen
Minneapolis
St. Paul
Watertown
Marshall
Pierre
Brookings
Colman
Dell Rapids
Mitchell
Hartford
Crooks
Brandon
Sioux Falls
Parker
Harrisburg
Freeman
Lennox
Canton
Yankton
Dakota Dunes
Iowa
Des Moines
Nebraska
Omaha

Home Federal Bank has 33 branch offices in 19 communities.

Sioux Falls, our headquarters, is one of America's crossroads cities, located at the junction of two interstate highways, I-90 and I-29.

As we consider expanding our footprint, we are strategically located near other metropolitan markets:

- Minneapolis, MN – 237 miles from Sioux Falls
- Omaha, NE – 184 miles from Sioux Falls
- Fargo, ND – 243 miles from Sioux Falls
- Des Moines, IA – 286 miles from Sioux Falls



Consolidated Statements of Financial Condition

June 30, 2010, 2009 and 2008

(Dollars in Thousands)

	2010	2009	2008
Assets			
Cash and cash equivalents	20,805	18,511	21,170
Securities available for sale (Note 2)	264,442	222,910	225,004
Federal Home Loan Bank stock (Note 7)	10,334	12,476	11,245
Loans held for sale (Note 3)	25,287	14,881	8,796
Loans and leases receivable (Note 3)	862,704	842,812	777,777
Accrued interest receivable	8,785	7,598	7,540
Office properties and equipment, net of accumulated depreciation (Note 5)	14,973	16,917	14,849
Foreclosed real estate and other properties	946	1,085	643
Cash value of life insurance	15,144	14,594	14,050
Servicing rights (Note 4)	12,733	11,768	11,189
Goodwill, net	4,366	4,951	4,951
Other assets (Note 10)	12,496	8,293	6,280
Total assets	**1,253,015**	**1,176,796**	**1,103,494**
Liabilities & Stockholders' Equity			
Liabilities			
Deposits (Note 6)	914,264	837,868	784,237
Advances from Federal Home Loan Bank and other borrowings (Note 7)	190,719	212,869	198,454
Subordinated debentures payable to trusts (Note 8)	27,837	27,837	27,837
Advances by borrowers for taxes and insurance	11,460	11,899	10,795
Accrued expenses and other liabilities (Note 14)	14,300	17,648	17,968
Total liabilities	**1,158,580**	**1,108,121**	**1,039,291**
Stockholders' Equity (Notes 11, 12 and 13)			
Preferred stock, $.01 par value, 500,000 shares authorized, none outstanding	----	----	----
Series A Junior Participating Preferred Stock, $1.00 stated value, 50,000 shares authorized, none outstanding	----	----	----
Common stock, $.01 par value, 10,000,000 shares authorized, 9,025,792 and 6,109,437 shares issued at June 30, 2010, and June 30, 2009, respectively	90	61	60
Common stock subscribed for but not issued	----	224	95
Additional paid-in capital	44,496	22,911	21,905
Retained earnings, substantially restricted	84,011	80,735	76,041
Accumulated other comprehensive (loss), net of related deferred tax effect (Note 17)	(3,265)	(4,359)	(3,001)
Less cost of treasury stock, 2,083,455 and 2,083,455 shares at June 30, 2010, and June 30, 2009, respectively	(30,897)	(30,897)	(30,897)
Total stockholders' equity	**94,435**	**68,675**	**64,203**
Total liabilities and stockholders' equity	**1,253,015**	**1,176,796**	**1,103,494**

(See notes to Consolidated Financial Statements)

Consolidated Statements of Income

Years Ended June 30, 2010, 2009 and 2008

(Dollars in Thousands, Except Per Share Data)

	2010	2009	2008
Interest, Dividend & Loan Fee Income			
Loans and leases receivable	49,658	49,460	53,972
Investment securities and interest-bearing deposits	7,696	11,228	9,202
	57,354	**60,688**	**63,174**
Interest Expense			
Deposits	12,303	15,679	24,693
Advances from Federal Home Loan Bank and other borrowings	8,378	9,680	8,605
	20,681	**25,359**	**33,298**
Net interest income	36,673	35,329	29,876
Provision for losses on loans and leases	2,950	1,679	1,994
Net interest income after provision for losses on loans and leases	33,723	33,650	27,882
Noninterest Income			
Fees on deposits	5,624	5,761	5,389
Loan servicing income	2,042	2,301	2,211
Gain on sale of loans, net	1,841	1,906	1,197
Earnings on cash value of life insurance	652	641	626
Trust income	820	676	966
Commission and insurance income	563	519	447
Gain on sale of securities, net	1,853	904	3
Total other-than-temporary impairment losses	(2,223)	(3,905)	----
Portion of loss recognized in other comprehensive income	(460)	3,500	----
Net impairment losses recognized in earnings	(2,683)	(405)	----
Other	302	299	494
	11,014	**12,602**	**11,333**
Noninterest Expense			
Compensation and employee benefits	20,710	20,942	19,616
Occupancy and equipment	4,479	3,981	3,832
FDIC insurance	1,321	1,376	92
Checks and data processing expense	2,750	2,577	2,416
Professional fees	1,798	1,800	1,166
Marketing and community investment	1,716	1,384	1,292
Foreclosed real estate and other properties, net	223	292	181
Goodwill impairment	585	----	----
Other	2,454	2,214	2,011
	36,036	**34,566**	**30,606**
Income before income taxes	8,701	11,686	8,609
Income tax expense (Note 10)	2,956	3,870	2,766
Net income	5,745	7,816	5,843
Preferred stock dividends and accretion	----	1,316	----
Net income available to common stockholders	5,745	6,500	5,843
Basic earning per common share (Note 13)	1.00	1.62	1.47
Diluted earning per common share (Note 13)	1.00	1.61	1.45
Dividend declared per common share	0.45	0.45	0.43

(See notes to Consolidated Financial Statements)

Selected Consolidated Financial and Other Data

Years Ended June 30, 2010, 2009 and 2008
(Dollars in Thousands, Except Per Share Data)

	2010	2009	2008
Selected Operations Data			
Interest and dividend income	57,354	60,688	63,174
Interest expense	20,681	25,359	33,298
Net interest income	36,673	35,329	29,876
Provision for losses on loans and leases	2,950	1,679	1,994
Net interest income after provision for losses on loans and leases	33,723	33,650	27,882
Noninterest income	11,014	12,602	11,333
Noninterest expense	(36,036)	(34,566)	(30,606)
Income before income taxes	8,701	11,686	8,609
Income taxes	2,956	3,870	2,766
Net income	5,745	7,816	5,843
Average Balances			
Assets	1,191,598	1,150,508	1,031,092
Interest-earning assets	1,113,956	1,083,054	960,721
Interest-bearing liabilities	980,705	955,184	859,796
Loans and leases receivable	860,882	829,486	775,558
Deposits	743,789	695,141	679,670
Stockholders' equity	84,270	80,334	64,069
Stockholders' equity to assets	7.07%	6.98%	6.21%
Per Common Share Data			
Basic earnings per common share	1.00	1.62	1.47
Diluted earnings per common share	1.00	1.61	1.45
Dividends declared per common share	0.45	0.45	0.43
Market value:			
High	13.00	16.30	18.15
Low	8.05	9.00	14.14
Close	9.75	11.82	16.30
Book value per share	13.60	17.06	16.25
Shares outstanding, end of period	6,942,337	4,025,982	3,951,992
Significant Ratios			
Interest rate spread (average)	3.04%	2.95%	2.70%
Net interest margin, TE (average) (1)	3.34	3.32	3.16
Return on average assets (2)	0.48	0.68	0.57
Return on average equity (3)	6.82	9.73	9.12
Operating efficiency ratio (4)	73.71	69.83	70.75
Total efficiency ratio (5)	75.57	72.12	74.27
Equity to total assets (end of period)	7.54	5.84	5.82
Dividend payout ratio (6)	45.00	27.78	29.25

(See notes to Consolidated Financial Statements)

(1) Net interest income divided by average interest-earning assets, expressed on a fully taxable equivalent basis.
(2) Ratio of income to average total assets.
(3) Ratio of income to average stockholders' equity.
(4) Total noninterest expense divided by the sum of net interest income plus total noninterest income excluding net interest expense on trust preferred securities and gain on sale of branches and gain on sale of land.
(5) Total noninterest expense divided by the sum of net interest income plus noninterest income.
(6) Dividends declared per common share divided by net income per share.

HF Financial Corp.

Board Of Directors
Curtis L. Hage
Chairman, President
and Chief Executive Officer

Charles T. Day
Vice Chair,
TLC, Inc.

Christine E. Hamilton
President and Chief Executive Officer,
Christiansen Land and Cattle, Ltd.

Robert L. Hanson
Chief Executive Officer,
Harold's Photo Centers

David J. Horazdovsky
President and Chief Executive Officer,
The Evangelical Lutheran Good
Samaritan Society

Thomas L. Van Wyhe
District Manager,
Trane Company

Corporate Officers
Curtis L. Hage
Chairman, President
and Chief Executive Officer

Darrel L. Posegate
Executive Vice President,
Chief Financial Officer and Treasurer

Pamela F. Russo
Corporate Secretary

Independent Auditors
for Fiscal Year 2010
Eide Bailly, LLP
200 East 10th Street | Suite 500
Sioux Falls, South Dakota 57117

General Counsel
Briggs and Morgan, PA
2200 IDS Center
80 South 8th Street
Minneapolis, MN 55402-2112

Home Federal Bank

Executive Officers
Curtis L. Hage
Chairman and Chief Executive Officer

Darrel L. Posegate
President

Brent R. Olthoff
Senior VP/Chief Financial Officer
and Treasurer

Pamela F. Russo
Corporate Secretary

Senior Officers
Stephen M. Bianchi
Senior VP/President - Twin Cities

David A. Brown
Senior VP/Community Banking

Jon M. Gadberry
Senior VP/Wealth Management

Mary F. Hitzemann
Senior VP/Human Resources

Natalie A. Sundvold
Senior VP/Service and Support

Michael Westberg
Senior VP/Corporate Strategy

Vice Presidents
Rocky A. Boer
Steven J. Carnes
Terry J. Cleberg
Cynthia A. Dawson
Larry D. Deiter
Scott E. Erkonen
Randall D. Fink
Bruce E. Hanson
Milo L. Hovland
Jeffrey L. Jarratt
Paul S. Jordahl
Thomas P. Kueter
Eric J. Lundin
Kristi R. Metzger
Val F. Neuberger
Michael R. Pierce
Rick J. Rysavy
Kevin G. Sanchez
Jeffrey E. Scheel
Sandra J. Sieg
Randy P. Snyders
Becky N. Stritecky
Mark S. Swenson
Kirk L. Waugh
Gary A. Weckwerth
Kent F. Wigg
Wendy A. Wills

Bank Board Of Directors
Curtis L. Hage
Chairman and Chief Executive Officer

James W. Abbott
President,
University of South Dakota

Curtis J. Bernard
Owner and Founder,
Bernard Properties

Mark R. Buche
President,
Tessier's Inc.

Charles T. Day
Vice Chair,
TLC, Inc.

Christine E. Hamilton
President and Chief Executive Officer,
Christiansen Land and Cattle, Ltd.

Robert L. Hanson
Chief Executive Officer,
Harold's Photo Centers

David J. Horazdovsky
President and Chief Executive Officer,
The Evangelical Lutheran Good
Samaritan Society

Thomas L. Van Wyhe
District Manager,
Trane Company

Shareholder Information

Annual Meeting

The Annual Meeting of Shareholders will be held at 2:00 p.m. (CST), Sioux Falls, on November 17, 2010, at the Best Western Ramkota Inn, 3200 West Maple Street, Sioux Falls, South Dakota.

Annual Report on Form 10-K

This Annual Report is intended to provide a concise overview of HF Financial Corp. and its business operations in 2010. It does not include, and is not intended as a substitute for, the information set forth in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed with the Securities and Exchange Commission (the "SEC"). A copy of HF Financial Corp.'s Annual Report on Form 10-K as filed with the SEC may be obtained without charge upon written request to Shareholder Relations, Attn: Corporate Secretary, HF Financial Corp., P.O. Box 5000, Sioux Falls, SD 57117-5000. HF Financial Corp. will furnish to any shareholder any exhibit to the Form 10-K upon the advance payment of HF Financial Corp.'s reasonable expenses in furnishing such exhibits. A copy of the Form 10-K and Summary Annual Report is also available via the Internet at the following website: www.HomeFederal.com, HF Financial Corp. - Investor Relations.

Selective Registered Market Participants

Sterne, Agee & Leach, Inc.
Knight Equity Markets, L.P.
UBS Securities, LLC
Citadel Securities, LLC
Sandler O'Neill & Partners
Merril Lynch, Pierce, Fenner
Automated Trading Desk
Goldman, Sachs & Co.
Keefe, Bruyette & Woods, Inc.
Morgan Stanley & Co., Inc.
Hudson Securities, Inc.
Friedman Billings Ramsey & Co.
FTN Midwest Securities Corp.

Dividends

For fiscal year 2010, HF Financial Corp. paid dividends totaling $0.45 per share. The Board of Directors intends to continue the payment of quarterly cash dividends, dependent on the results of operations and financial condition of HF Financial Corp., tax considerations, industry standards, economic conditions, general business practices and other factors the Board of Directors deems relevant. HF Financial Corp.'s ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Home Federal Bank, which are subject to federal and state regulations; the terms of the agreements on subordinated debentures payable to trusts, should HF Financial Corp. elect to defer interest payments; and the terms of HF Financial Corp.'s line of credit with United Bankers' Bank.

Forward Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those described under Part I, Item 1—"Business," Part I, Item 1A—"Risk Factors," Part II, Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II, Item 7A—"Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 10-K for the year ended June 30, 2010. Forward-looking statements speak only as of the date they are made. Forward-looking statements are based upon management's then-current beliefs and assumptions, but management does not give any assurance that such beliefs and assumptions will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this Summary Annual Report or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except to the extent required by federal securities laws. Based upon changing conditions, should any one or more of the above risks or uncertainties materialize, or should any of our underlying beliefs or assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statement.

Stock Listing

Our common stock is listed on the Nasdaq Global Market under the symbol "HFFC." As of September 17, 2010, 6,949,184 shares of our common stock were issued and outstanding, held of record by approximately 465 stockholders. On September 17, 2010, the last reported sale price of our common stock was $10.45 per share. The table below sets forth the high and low sale prices per share of our common stock on the Nasdaq Global Market and the dividends paid per share of our common stock for the indicated periods.

	High	Low	Dividends
Fiscal 2010			
1st Quarter (Jul-Sep)	$13.00	$10.60	$0.1125
2nd Quarter (Oct-Dec)	$11.39	$ 8.05	$0.1125
3rd Quarter (Jan-Mar)	$10.45	$ 9.25	$0.1125
4th Quarter (Apr-Jun)	$11.73	$ 9.46	$0.1125
Fiscal 2009			
1st Quarter (Jul-Sep)	$16.30	$12.15	$0.1125
2nd Quarter (Oct-Dec)	$14.06	$ 9.00	$0.1125
3rd Quarter (Jan-Mar)	$13.50	$10.02	$0.1125
4th Quarter (Apr-Jun)	$13.37	$10.75	$0.1125
Fiscal 2008			
1st Quarter (Jul-Sep)	$18.15	$15.72	$0.1050
2nd Quarter (Oct-Dec)	$16.75	$14.14	$0.1075
3rd Quarter (Jan-Mar)	$16.55	$14.92	$0.1075
4th Quarter (Apr-Jun)	$18.03	$16.00	$0.1075

Corporate Headquarters
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

Mailing Address
HF Financial Corp.
P.O. Box 5000
Sioux Falls, SD 57117-5000

Registrar and Transfer Agent
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
1-888-213-0965
www.bnymellon.com/shareowner/isd

Shareholder Relations Department
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104
1-605-333-7556

Core Business Operating Income

Non-GAAP Disclosure Reconciliation
Income Before Income Taxes to Core Earnings

Years Ended June 30, 2010, and 2009

(Dollars in Thousands, unaudited)

	2010	2009
Income before income taxes per audited financial statements	$8,701	$11,686
Adjustments for the impact of investment portfolio activities		
Investment securities income	(7,696)	(11,228)
Gain on sale of securities, net	(1,853)	(904)
Other-than-temporary impairment losses	2,683	405
Interest expense on FHLB advances and other borrowings (1)	6,544	7,849
Interest expense on interest-bearing deposits (1)	728	482
Other adjustments:		
Goodwill impairment	585	----
Core business operating income	$9,692	$8,290

(1) The impact of removing investment activity from the financial statements would reduce funding requirements.

HF Financial Corp.

Headquartered in Sioux Falls, S.D., HF Financial Corp. (HFFC), a unitary thrift holding company, was formed in November 1991 for the purpose of owning all of the outstanding stock of Home Federal Bank, its principal banking subsidiary. Home Federal Bank provides full-service consumer banking, business banking and wealth management, including an array of financial products and services, to meet the needs of its marketplace. Home Federal Bank has 33 branch offices in 19 communities, throughout eastern South Dakota and southwest Minnesota.


HF FINANCIAL
CORP.